Exhibit (a)(5)(i)

Contact:

Elie Sugarman

ir@bsig.com

(617) 369-7300

For Immediate Release

BrightSphere Announces Fixed Price Tender Offer

•	Announces plans to launch a fixed price tender offer to repurchase up to 33,300,000 shares of common stock at a purchase price of $31.50

•	Following completion of the tender offer, if needed, BrightSphere will repurchase shares of common stock from certain funds managed by Paulson & Co. and its affiliates such that the funds’ ownership does not exceed 19.99%

BOSTON, MA, November 4, 2021 – BrightSphere Investment Group Inc. (NYSE: BSIG) today announced its plan to launch a fixed price tender offer to purchase up to 33,300,000 shares of its common stock (the “Shares”) at a purchase price of $31.50 per share (the “Purchase Price”). On November 3, 2021, the closing price of BrightSphere’s common stock was $30.13 per share. The tender offer is expected to commence today and to expire at 5:00 p.m., New York City Time, on December 6, 2021, unless the offer is extended.

Under the terms of the tender offer, stockholders who tender their shares receive a fixed price of $31.50 for each share, subject to proration if the tender offer is oversubscribed. If the tender offer is fully subscribed, BrightSphere will have purchased approximately 41.7% of outstanding Shares as of October 29, 2021.

While BrightSphere’s Board of Directors has authorized BrightSphere to make the tender offer, neither BrightSphere nor its Board of Directors makes any recommendation to any stockholder as to whether to tender or refrain from tendering any Shares. BrightSphere has not authorized any person to make any such recommendation. Stockholders must decide whether to tender their Shares and, if so, how many Shares to tender. In doing so, stockholders should carefully evaluate all of the information in the tender offer documents, when available, before making any decision with respect to the tender offer, and should consult their own broker or other financial and tax advisors.

On November 3, 2021, BrightSphere entered into a repurchase agreement with Paulson & Co. Inc. (“Paulson & Co.”) and certain funds managed by Paulson & Co. and its affiliates (the “Paulson Funds”) pursuant to which the Company agreed that, on the 11th day after the expiration date of the tender offer, it will repurchase from the Paulson Funds, if necessary, a number of Shares, such that, upon the closing of the repurchase, the Paulson Funds’ percentage ownership interest in the Company’s total outstanding Shares shall not exceed 19.99%. In the repurchase agreement, the Paulson Funds have agreed to tender in the tender offer at least 41.7% of the total Shares held by them as of the date hereof.

Additional Information Regarding the Tender Offer

The tender offer described in this press release has not yet commenced. This press release is for informational purposes only. This press release is not a recommendation to buy or sell Shares or any other securities, and it is neither an offer to purchase nor a solicitation of an offer to sell Shares or any other securities. On the commencement date of the tender offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related materials, will be filed with the United States Securities and Exchange Commission (the “SEC”) by BrightSphere. The tender offer will only be made pursuant to the offer to purchase, the letter of transmittal and related materials filed as a part of the Schedule TO. Stockholders should read carefully the offer to purchase, letter of transmittal and related materials because they contain important information, including the various terms of, and conditions to, the tender offer. Once the tender offer is commenced, stockholders will be able to obtain a free copy of the tender offer statement on Schedule TO, the offer to purchase, letter of transmittal and other documents that BrightSphere will be filing with the SEC at the SEC’s website at www.sec.gov, the investor relations section of BrightSphere’s website at www.bsig.com or by calling Georgeson LLC, the information agent for the tender offer, at (888) 607-9252 (toll free).

About BrightSphere

BrightSphere is a global asset management company with one operating subsidiary, Acadian Asset Management, with approximately $114 billion of assets under management as of September 30, 2021. Through Acadian, BrightSphere offers institutional investors across the globe access to a wide array of leading quantitative and solutions-based strategies designed to meet a range of risk and return objectives. For more information, please visit BrightSphere’s website at www.bsig.com. Information that may be important to investors will be routinely posted on our website.

Forward Looking Statements

This press release includes forward-looking statements, including those related to the commencement and terms of the proposed tender offer. The words or phrases “expect,” “anticipate,” “estimate,” and other similar expressions are intended to identify such forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Such statements are subject to various known and unknown risks and uncertainties and readers should be cautioned that any forward-looking information provided by or on behalf of the Company is not a guarantee of future performance.

Actual results may differ materially from those in forward-looking information as a result of various factors, some of which are beyond the Company’s control, including, but not limited to, those discussed in the Company’s most recent Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 1, 2021, and subsequent SEC filings, including risks related to market conditions, the disruption caused by the COVID-19 pandemic, which has and is expected to continue to materially affect our business, financial condition, results of operations and cash flows for an extended period of time, as well as those related to the satisfaction of certain conditions to the tender offer and the share repurchase from Paulson & Co. Due to such risks and uncertainties and other factors, the Company cautions each person receiving such forward-looking information not to place undue reliance on such statements. Further, such forward- looking statements speak only as of the date of this press release and the Company undertakes no obligations to update any forward looking statement to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events.